NEWS

Sequans Provides Key Business Updates

Advances on Key Business Initiatives.
Reports First Quarter 2024 Summary Financial Results.

PARIS - June 18, 2024 - Sequans Communications S.A. (NYSE: SQNS) (“Sequans” or the “Company”), a leading developer and provider of 5G/4G semiconductors and IoT modules, today provided updates on several key business initiatives and an overview of the first quarter financial results ended March 31, 2024.

Georges Karam, Sequans CEO, stated, “We have made significant progress on multiple fronts, beginning with the extension of our standstill agreements with our debt holders until the end of August and the signature of a $15 million licensing agreement for our Monarch2 platform with a new partner. Additionally, we are optimizing our R&D expenses by suspending the development of our 5G fixed wireless product to focus on low-power 5G for massive IoT applications, specifically RedCap and eRedCap. Furthermore, we are making progress in discussions for a strategic transaction that would dramatically improve our balance sheet.”

Extension of Standstill Agreements with Debt Holders

Having met the milestones set forth in the initial standstill agreement announced in April 2024, in May Sequans secured an extension of the maturities of its debt obligations held by its three largest debt holders Lynrock Lake, Nokomis and Renesas, until August 26, 2024. Extending the debt maturities grants the Company additional time to secure a long-term solution and negotiate a strategic transaction that serves the interests of all its stakeholders.

New Licensing Deal

Sequans announced today a manufacturing licensing agreement for its Monarch2 LTE platform with a leading technology company, demonstrating the Company’s ability to enhance and expand its licensing business strategy. The deal includes an initial payment of $15 million, with the opportunity for additional revenue in subsequent years.

Focus on Massive IoT and Opex Optimization

To enhance its long-term financial health while strengthening its focus on the Massive IoT business, Sequans has suspended the development of its 5G Taurus product for Fixed Wireless Access applications and reoriented its product roadmap towards low-power 5G variants for Massive IoT, specifically RedCap and eRedCap. This shift is expected to significantly reduce R&D expenses as part of the Company’s plan to achieve break-even in 2025. While this decision is expected to reduce revenue recognition from the license agreement with Sequans’ Chinese strategic partner by $10 million in 2024, this should be offset by revenue from the new Monarch2 manufacturing license announced today.

Advances in Strategic Discussions

Sequans confirms that it continues to be in active discussions for a long-term strategic transaction that would address its debt maturities and significantly strengthen its balance sheet.

First Quarter 2024 Financial Summary:

Revenue: Revenue was $6.0 million, a increase of 26.3% compared to the fourth quarter of 2023 and a decrease of 49.3% compared to the first quarter of 2023. Product revenue was $2.5 million, a decrease of 37.8% compared to the fourth quarter of 2023 and an increase of 5.5% compared to the first quarter of 2023. Service revenue was $3.6 million reflecting the revenue recognition profile of our agreement with our major 5G licensing partner.

Gross margin: Gross margin was 63.9% compared to 12.2% in the fourth quarter of 2023 and compared to 78.5% in the first quarter of 2023.

Operating loss: Operating loss was $8.5 million compared to operating loss of $12.8 million in the fourth quarter of 2023 and operating loss of $4.0 million in the first quarter of 2023.

Net loss: Net loss was $11.8 million, or ($0.19) per diluted ADS, compared to a net loss of $17.3 million, or ($0.28) per diluted ADS, in the fourth quarter of 2023 and a net loss of $5.0 million, or ($0.10) per diluted ADS, in the first quarter of 2023. Net loss in the first quarter of 2024 includes a loss of $36,000 on the change in fair value of the convertible debt

Sequans provides key business updates

derivative compared to a gain of $0.1 million in the fourth quarter of 2023 and a gain of $2.3 million in the first quarter of 2023.

Non-IFRS loss and diluted loss per ADS: Excluding the non-cash stock-based compensation, the non-cash impact of the fair-value, the amendment and effective interest adjustments related to the convertible debt with embedded derivatives and other financings, non-IFRS net loss was $8.8 million, or ($0.14) per diluted ADS, compared to non-IFRS net loss of $13.8 million, or ($0.23) per diluted ADS in the fourth quarter of 2023, and a non-IFRS net loss of $4.2 million, or ($0.09) per diluted ADS, in the first quarter of 2023. The non-IFRS net loss includes a foreign exchange gain of $0.3 million, or $0.0 per diluted ADS, in the first quarter of 2024, compared to a foreign exchange loss of $0.8 million, or ($0.01) per diluted ADS in the fourth quarter of 2023 and a foreign exchange loss of $0.2 million, or ($0.00) per diluted ADS, in the first quarter of 2023.

Cash: Cash and cash equivalents at March 31, 2024 totaled $0.5 million compared to $5.7 million at December 31, 2023. This amount excludes the $5 million from issuance of an unsecured promissory note in April 2024 and the $15 million upfront payment from the licensing agreement just signed.

Note Regarding Forward Looking Statements

This press release contains projections and other forward-looking statements regarding future events and our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding potential strategic options, cost optimization and our objectives for future operations and achieving break-even, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We undertake no obligation to update the information made in this release in the event facts or circumstances subsequently change after the date of this press release. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. In addition to the risk factors contained in our Form 20-F for the fiscal year ended December 31, 2023, some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, (ii) unexpected increases in our expenses resulting from inflationary pressures and rising interest rates, including manufacturing and operating expenses and interest expense, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuations to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) our inability to enter into and execute on strategic alliances, (x) our ability to meet performance milestones under strategic license agreements, (xi) the impact of natural disasters on our sourcing operations and supply chain, (xii) the impact of the Ukraine-Russia and Israeli-Hamas conflicts on our independent contractors located in Ukraine and operations in Israel, (xiii) our ability to raise debt and equity financing, and (xiv) other factors detailed in documents we file from time to time with the Securities and Exchange Commission.

Use of Non-IFRS/non-GAAP Financial Measures
To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude the non-cash stock-based compensation and the non-cash impacts of convertible debt amendments, conversions and repayments, effective interest adjustments related to the convertible debt with embedded derivatives and other financings; deferred tax benefit or expense related to the convertible debt and other financings. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading developer and supplier of cellular IoT connectivity solutions, providing chips and modules for 5G/4G massive and broadband IoT. For 5G/4G massive IoT applications, Sequans provides a comprehensive product portfolio based on its flagship Monarch LTE-M/NB-IoT and Calliope Cat 1 chip platforms, featuring industry-leading low power consumption, a large set of integrated functionalities, and global deployment capability. For 5G/4G broadband IoT applications, Sequans offers a product portfolio based on its Cassiopeia Cat 4/Cat 6 4G and high-end Taurus 5G chip platforms, optimized for low-cost residential, enterprise, and

Sequans provides key business updates

industrial applications. Founded in 2003, Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Finland, Taiwan, and China.

Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com
Investor Relations: Kimberly Rogers, +1 385.831-7337, krogers@sequans.com

Condensed financial tables follow

Sequans provides key business updates

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	March 31, 2024	Dec 31, 2023	March 31, 2023

Revenue :
Product revenue	$2,468	$3,971	$2,340
License and services revenue	3,559	802	9,559
Total revenue	6,027	4,773	11,899
Cost of revenue	2,173	4,190	2,556
Gross profit	3,854	583	9,343
Operating expenses :
Research and development	6,613	6,336	7,488
Sales and marketing	2,872	3,054	3,033
General and administrative	2,902	3,976	2,818

Total operating expenses	12,387	13,366	13,339
Operating profit (loss)	(8,533)	(12,783)	(3,996)
Financial income (expense):
Interest income (expense), net	(3,318)	(3,175)	(2,515)
Change in fair value of convertible debt derivative	(36)	134	2,302
Foreign exchange gain (loss)	264	(829)	(165)
Profit (Loss) before income taxes	(11,623)	(16,653)	(4,374)
Income tax expense	167	681	666
Profit (Loss)	$(11,790)	$(17,334)	$(5,040)
Attributable to :
Shareholders of the parent	(11,790)	(17,334)	(5,040)
Minority interests	—	—	—
Basic loss per ADS	($0.19)	($0.28)	($0.10)
Diluted loss per ADS	($0.19)	($0.28)	($0.10)
Weighted average number of ADS used for computing:
— Basic	61,613,761	60,933,327	48,382,629
— Diluted	61,613,761	60,933,327	48,382,629

Sequans provides key business updates

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At March 31,	At Dec 31,
(in thousands of US$)	2024	2023
ASSETS
Non-current assets
Property, plant and equipment	$6,185	$6,815
Intangible assets	71,595	64,300
Deposits and other receivables	6,792	801
Other non-current financial assets	353	360
Total non-current assets	84,925	72,276
Current assets
Inventories	5,246	6,335
Trade receivables	6,862	8,115
Contract assets	550	497
Prepaid expenses	1,936	1,422
Other receivables	6,662	4,839
Research tax credit receivable	6,789	9,983
Cash and cash equivalents	474	5,705
Total current assets	28,519	36,896
Total assets	$113,444	$109,172
EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.01 nominal value, 247,417,520 shares authorized, issued and outstanding at March 31, 2024 (246,262,004 shares at December 31, 2023)	$2,891	$2,878
Share premium	14,556	14,568
Other capital reserves	71,531	70,431
Accumulated deficit	(105,152)	(93,416)
Other components of equity	(616)	(416)
Total equity	(16,790)	(5,955)
Non-current liabilities
Government grant advances, loans and other liabilities	10,765	3,789
Lease liabilities	1,357	1,645
Provisions	2,142	2,222
Deferred tax liabilities	263	264
Total non-current liabilities	14,527	7,920
Current liabilities
Trade payables	18,485	16,281
Interest-bearing receivables financing	6,335	9,428
Lease liabilities	1,349	1,471
Convertible debt	54,685	52,278
Convertible debt embedded derivative	39	3
Unsecured related party loan	18,257	8,922
Government grant advances and loans	4,118	4,073
Contract liabilities	3,238	5,852
Other current liabilities and provisions	9,201	8,899
Total current liabilities	115,707	107,207
Total equity and liabilities	$113,444	$109,172

Sequans provides key business updates

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Three months ended March 31,
(in thousands of US$)	2024	2023
Operating activities
Profit (Loss) before income taxes	$(11,623)	$(4,374)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	830	1,028
Amortization and impairment of intangible assets	1,487	2,727
Share-based payment expense	1,117	1,781
Decrease in provisions	(82)	(20)
Interest expense, net	3,318	2,515
Change in the fair value of convertible debt embedded derivative	36	(2,302)
Foreign exchange loss (gain)	(111)	182
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	932	3,170
Decrease (increase) in inventories	1,089	835
Increase in research tax credit receivable	(423)	(829)
Increase (Decrease) in trade payables and other liabilities	3,027	2,351
Decrease in contract liabilities	(2,614)	(2,858)
Decrease in government grant advances	(199)	(239)
Income tax paid	(34)	(475)
Net cash flow used in operating activities	(3,250)	3,492
Investing activities
Purchase of intangible assets and property, plant and equipment	(1,576)	(858)
Capitalized development expenditures	(9,124)	(5,731)
Sale (Purchase) of financial assets	58	(18)
Decrease of short-term deposit	—	5,000
Interest received	21	36
Net cash flow used in investments activities	(10,621)	(1,571)
Financing activities
Proceeds (Repayment of) from interest-bearing receivables financing	960	(1,232)
Proceeds from loans	9,000	—
Proceeds from interest-bearing research project financing	—	545
Payment of lease liabilities	(359)	(321)
Repayment of government loans	(682)	(439)
Repayment of interest-bearing research project financing	(16)	(437)
Interest paid	(259)	(368)
Net cash flows from financing activities	8,644	(2,252)
Net increase (decrease) in cash and cash equivalents	(5,227)	(331)
Net foreign exchange difference	(4)	4
Cash and cash equivalents at January 1	5,705	5,671
Cash and cash equivalents at end of the period	474	5,344

Sequans provides key business updates

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Three months ended
	March 31, 2024	December 31, 2023	March 31, 2023
Net IFRS gain (loss) as reported	$(11,790)	$(17,334)	$(5,040)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	1,117	1,958	1,781
Non-cash change in the fair value of convertible debt embedded derivative	36	(134)	(2,302)
Non-cash interest on convertible debt and other financing (2)	1,833	1,707	1,408
Non-IFRS gain (loss) adjusted	$(8,804)	$(13,803)	$(4,153)
IFRS basic gain (loss) per ADS as reported	($0.19)	($0.28)	($0.10)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.02	$0.03	$0.04
Non-cash change in the fair value of convertible debt embedded derivative	$0.00	($0.01)	($0.05)
Non-cash interest on convertible debt and other financing (2)	$0.02	$0.03	$0.03
Non-IFRS basic gain (loss) per ADS	($0.14)	($0.23)	($0.09)
IFRS diluted gain (loss) per ADS	($0.19)	($0.28)	($0.10)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.02	$0.03	$0.04
Non-cash change in the fair value of convertible debt embedded derivative	$0.00	($0.01)	($0.05)
Non-cash interest on convertible debt and other financing (2)	$0.02	$0.03	$0.04
Non-IFRS diluted gain (loss) per ADS	($0.14)	($0.23)	($0.09)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$17	$48	$32
Research and development	318	600	470
Sales and marketing	243	439	347
General and administrative	539	871	932
(2) Related to the difference between contractual and effective interest rates